

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 20, 2011

<u>Via E-mail</u>
Mr. Ross Giles
President
7322 S. Rainbow Blvd.
Suite 194
Las Vegas, NV 89139

   RE: Z3 Enterprises, Inc.

     Form 8-K
     Filed April 21, 2011

     Form 8-K/A
     Filed June 30, 2011

     Supplemental Correspondence
     Filed June 30, 2011

     File No. 000-53443

Dear Mr. Giles:

   We have reviewed your filings and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K filed April 21, 2011, Date of Report April 18, 2011</u>

1. We cannot agree with your assertion that the activities described in response to comment one from our letter dated March 24, 2011 are more than nominal and refer to the Form 8-K you filed on April 21, 2011 disclosing your acquisition of HPEV, Inc. Please tell us how you evaluated the transaction to determine if you are required to provide the disclosures set forth in Section 2.01(f), 5.01 and 5.06 of Form 8-K. We note from your disclosures in section 9.01

that you intended to file the financial statements of HPEV, Inc. as an exhibit to your quarterly report on Form 10-Q for the period ended March 31, 2011 or on a separate Form 8-K no later than 60 days from the date of your report, which was April 21, 2011. Since 60 days has passed since the date of your report, please amend your 8-K to include audited financial statements HPEV, Inc.

2. We note that the terms of the binding letter agreement attached as Exhibit 10.1 to your Form 8-K filed on April 21, 2011 require Z3 to issue 12 million newly issued ordinary common shares of Z3 and 100,000 newly issued Series B convertible preferred stock, convertible into 22 million common shares (total of 34 million common). However, the Articles of Incorporation filed as Exhibit 3.1 to your Form SB-2 indicate that you are authorized to issue only 25 million common shares and no preferred. Please refer to Note A to Schedule 14A and provide a detailed legal analysis as to the necessity of shareholder approval for the HPEV transaction.

Other

3. We note that you have not timely filed your Form 10-K for the year ended December 31, 2010 or for the interim period ended March 31, 2011. Please file these reports or tell us when you intend to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: Ryan Nail, Esq.
        The Crone Law Group